UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 6-K
___________________________
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date: for the month of May 2026
Commission File Number: 001-41912
___________________________
Ferrovial N.V.
___________________________
Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
EXPLANATORY NOTE
On May 07, 2026, Ferrovial N.V. (the “Company”) released information regarding its financial results and results of operations for the quarterly period ended March 31, 2026. A copy of the Company’s unaudited financial results for the three months ended March 31, 2026, the related presentation materials and the related press release are furnished as Exhibits 99.1, 99.2 and 99.3, respectively.
Attached as exhibits to this current report on Form 6-K are:
(1) Ferrovial’s unaudited financial results for the three months ended March 31, 2026
(2) Results presentation for the three months ended March 31, 2026
(3) Press Release dated May 07, 2026
EXHIBIT INDEX

Exhibit No.	Description
99.1	Ferrovial’s unaudited financial results for the three months ended March 31, 2026
99.2	Results presentation for the three months ended March 31, 2026
99.3	Press Release dated May 07, 2026
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial N.V.
Date: May 07, 2026
                                                                              By: /s/ Ernesto López Mozo_______________
                                                Ernesto López Mozo
                                                        Chief Financial Officer